UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-38313

Amber International Holding Limited

(Registrant’s name)

1 Wallich Street, #30-02 Guoco Tower, Singapore 078881

Tel: +65 60220228

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Amber International Holding Limited Announces New Executive Officer and Board Committee Composition

Amber International Holding Limited (Nasdaq: AMBR) (the “Company” or “Amber International” or “we”), a leading provider of institutional crypto financial services & solutions and operating under the brand name “Amber Premium,” today announced that, in order to support the Company’s business growth and further strengthen its senior management team, the board of directors of the Company (the “Board”) appointed Mr. Yi Bao (“Mr. Bao”) as the Chief Product Officer of the Company, effective September 10, 2025.

Mr. Bao has extensive experience in crypto-related financial products, OTC trading and payment, business operations and strategic partnership. Mr. Bao served as Chief Business Officer of Amber Premium from March 2025 to August 2025. He joined Amber Global Limited (“Amber Group”), a leading provider of global crypto financial services, and Amber International’s shareholder and strategic partner, as a strategic development director in 2020, and was subsequently promoted to a partner and has become a managing partner of Amber Group since April 2025. Prior to joining Amber Group, Mr. Bao served as an operation director and business development manager at TIDEiSun Group and as an analyst at GSR Capital. Mr. Bao received his bachelor’s degree in mechanical engineering from Tsinghua University in 2012 and his dual bachelor’s degree in economics from Peking University in 2014. He received a Ph.D. in mechanical engineering from Tsinghua University in 2018.

In addition, effective September 10, 2025, Mr. Luke Li was appointed to the Company’s compensation committee, corporate governance and nominating committee, and investment committee and Ms. Vicky Wang was appointed to the Company’s corporate governance and nominating committee and investment committee. As previously announced, Mr. Li and Ms. Wang were appointed by the Board as directors of the Company on August 21, 2025.

Effective September 10, 2025, Mr. Terence Li resigned as the Chief Strategy Officer of the Company. The departure of Mr. Terence Li was not due to any disagreement with the Company.

“We are delighted to have Mr. Bao as our Chief Product Officer. His deep expertise in crypto-related financial products, OTC trading and payment, business operations and strategic partnership will bring important perspectives as we continue to strengthen our institutional framework and advance our global growth strategy. We are also pleased to welcome Mr. Luke Li and Ms. Vicky Wang to our committees. Their expertise and experience will make them valuable additions as we continue to drive the Company’s expansion and strengthen its leadership at the intersection of traditional and decentralized finance” said Michael Wu, Chairman of Board and Chief Executive Officer of Amber International. “On behalf of the Board, I would also like to thank Terence for his dedication and valuable contributions to Amber International during his tenure as the Chief Strategy Officer of the Company.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Amber International Holding Limited

By:	/s/ Josephine Ngai
Name:	Josephine Ngai
Title:	Chief Financial Officer

Date: September 10, 2025

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